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                           September 30, 2021

       Elliot Jordan
       Chief Financial Officer
       Farfetch Ltd
       The Bower, 211 Old Street
       London EC1V 9NR, United Kingdom

                                                        Re: Farfetch Ltd
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2020
                                                            Filed March 4, 2021
                                                            File No. 001-38655

       Dear Mr. Jordan:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year Ended December 31, 2020

       Item 3. Key Information
       A. Selected Financial Data
       Non-IFRS and Other Financial and Operating Metrics, page 11

   1. In the definition of "active consumers," please clarify what is meant by the disclosure
                                                        "Due to technical
limitations, Active Consumers is unable to fully de-dupe Stadium
                                                        Goods consumers from
consumers on our other sites" and how this impacts the number of active consumers you
report.
 Elliot Jordan
FirstName
Farfetch LtdLastNameElliot Jordan
Comapany 30,
September   NameFarfetch
                2021      Ltd
September
Page  2     30, 2021 Page 2
FirstName LastName
Item 4. Information on the Company
B. Business Overview
Marketing
Retention and Loyalty, page 73

2. You disclose that in 2020 you continued to build membership in your ACCESS loyalty program which provides consumers with benefits and rewards based on their annual spend on the Farfetch Marketplace. You further disclose that as of December 31, 2020, there were approximately 2.8 million ACCESS members across five tiers ranging from Bronze to Private Client. Please tell us and disclose as appropriate the nature of the benefits and rewards given to consumers and how you account for the loyalty program.
Note 5. Business combinations, page F-26

3. You disclose the primary reason for the acquisition of Toplife was for the Group to leverage the JD App Level 1 Access Button and you recorded goodwill of approximately
         $41 million in the acquisition. You further disclose that in November 2020 you fully impaired the Level 1 access button due to the closure of your direct consumer-facing channels on JD.com. Please tell us whether you impaired any of the related goodwill, and if not, the reason for not doing so.
Note 26. Related party disclosures, page F-52

4. You disclose your subsidiary New Guards owns a stake of 53% of Alanui S.r.L. but New
         Guards does not control Alanui. Please tell us why you do not control Alanui.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 if
you have questions regarding comments on the financial statements and related matters.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services